Exhibit 99.1

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

SECOND QUARTER 2013 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, July 26, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended June 30, 2013. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Funds from operations [1]	$162	$171	$351	$325
Net income attributable to common shareholders	441	217	716	569
Commercial property net operating income [1]	344	342	693	654
Fair value gains	292	167	463	460

Per common share - diluted
Net income	$0.78	$0.38	$1.26	$1.00
Funds from operations [1]	0.28	0.30	0.61	0.57

1 Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) was $162 million or $0.28 per diluted common share for the quarter ended June 30, 2013, or $171 million or $0.30 per diluted common share prior to one-time items that compares with $171 million or $0.30 per diluted common share during the same period in 2012.

Net income attributable to common shareholders in the second quarter of 2013 was $441 million or $0.78 per diluted share, compared with $217 million or $0.38 per diluted share in the second quarter of 2012.

Commercial property net operating income for the second quarter of 2013 increased to $344 million, compared with $342 million in the second quarter of 2012. Same property net operating income during the second quarter of 2013 increased by 1.9%, compared with the same period in the prior year.

Common equity per share at June 30, 2013 increased to $20.53 from $19.80 as at December 31, 2012, and earned a total return of $1.51 per diluted share representing a 15% annualized return on opening common equity per share.

OUTLOOK

“The second quarter of 2013 marked a new phase of growth for Brookfield Office Properties as we announced the proposed acquisition of the MPG portfolio in Los Angeles and advanced the construction of the second tower at Brookfield Place Perth,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.6 million square feet of space during the quarter at an average net rent of $29.41 per square foot, representing an 11% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 91.7%.

Leasing highlights from the second quarter include:

Washington, DC – 619,000 square feet

●	A four-year renewal with TSA for 548,000 square feet at 601 & 701 S. 12th Streets (Arlington, VA)

New York – 286,000 square feet

●	A three-year new lease with AIG Employee Services for 68,000 square feet at One New York Plaza
●	A 15-year new lease with Hunter Roberts Construction Group for 43,000 square feet at 225 Liberty St.

Houston – 180,000 square feet

●	A four-year expansion with Chevron for 72,000 square feet at 1600 Smith St.
●	A 10-year renewal with Sequent Energy for 46,000 square feet at Two Allen Center

Los Angeles – 147,000 square feet

●	A seven-year renewal with Wells Fargo Bank for 66,000 square feet at Landmark Square
●	A 10-year new lease with Zara USA for 27,000 square feet at FIGat7th retail center

Toronto – 130,000 square feet

●	A 10-year renewal with The Toronto Board of Trade for 36,000 square feet at First Canadian Place
●	A five-year new lease with Vision Critical Communications for 32,000 square feet at Hudson Bay Centre

Advanced MPG Office Trust acquisition following a vote in favor of the transaction by MPG common shareholders. 97% of votes cast (representing 73% of total outstanding MPG common shares) voted to approve MPG’s merger into BPO. The transaction is expected to close in the third quarter.

Commenced development of phase one of Brookfield Place Calgary with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project’s 1.4-million-square-foot east tower, subsequent to quarter-end.

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Commenced development of Brookfield Place Tower 2 in Perth this June with tenant pre-commitments for approximately 40% of the 16-level, 366,000-square-foot premium-grade office tower. Construction is expected to be completed in late 2015.

Completed London portfolio acquisition with the closing of the final two buildings from the Hammerson portfolio, 125 Old Broad Street and Leadenhall Court.

Entered into JV agreement on residential portion of Principal Place development in Shoreditch area of London, subsequent to quarter-end. A 50:50 joint venture was formed with leading international residential specialist Concord Pacific on the 50-story residential tower planned at the mixed-use project, at a premium to our original investment.

Sold our investment in Puddle Dock, London, acquired as part of the Hammerson portfolio, at a 50% premium to our original investment.

Completed approximately 191,000 sq. ft. of leasing at Brookfield Place New York subsequent to quarter-end. Includes 99,000 square feet to Scotiabank, 55,000 square feet to Oppenheimer, and 37,000 square feet to Equinox.

Closed on $1 billion financing at Brookfield Place New York for 225 Liberty St. and 250 Vesey St. through a consortium of banks that provided $800 million in initial financing with the ability to draw an additional $200 million. The term of the floating rate, 1 Month Libor + 3.25%, loan is three years (June 2016), with two one-year extension options available.

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Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2013 to shareholders of record at the close of business on
August 30, 2013. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R, and T preferred shares were also declared payable on September 30, 2013 to shareholders of record at the close of business on September 13, 2013, and quarterly dividends payable for the Class AAA series V, W and Y were declared payable on November 14, 2013 to shareholders of record on October 31, 2013.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

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Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Notice to Investors

The tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), to be made in connection with the transaction described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Preferred Stock. This communication is for informational purposes only. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a company that has been established in connection with the transaction, may file a registration statement with the SEC relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer. Holders of Preferred Stock should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. These materials will be sent free of charge to all holders of Preferred Stock. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO, Purchaser or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

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Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations risks and factors relating to the proposed transaction with MPG Office Trust, Inc. (“MPG”) including, but not limited to, the possibility that the closing conditions for the transaction, including obtaining the approval of MPG stockholders and other required consents, may not be satisfied, the risk that the transaction with MPG may not be consummated or may be delayed, failure to realize the anticipated benefits and synergies of the transaction, including as a result of an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG, and the outcome of litigation which may arise in connection with the transaction; and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 second quarter results on Friday, July 26, 2013 at 10:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.587.0613, pass code 8151119, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through August 26, 2013 by dialing 888.203.1112, pass code 8151119. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on July 26, 2013 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Inquiries: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Investor Inquiries: Matt Cherry, Director, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

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CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	June 30, 2013	December 31, 2012

Assets
Investment properties
Commercial properties	$22,239	$22,442
Commercial developments	1,423	1,138
Equity accounted investments(1)	2,633	2,562
Receivables and other assets	576	734
Restricted cash and deposits	86	103
Cash and cash equivalents	454	362
Assets held for sale	130	138
Total assets	$27,541	$27,479

Liabilities
Commercial property debt	$11,614	$11,448
Accounts payable and other liabilities	1,166	1,399
Deferred tax liabilities	865	732
Liabilities associated with assets held for sale	64	70
Capital securities	633	866
Total liabilities	$14,342	$14,515
Equity
Preferred equity	1,542	1,345
Common equity	10,486	10,086
Total shareholders’ equity	12,028	11,431
Non-controlling interests	1,171	1,533
Total equity	13,199	12,964
Total liabilities and equity	$27,541	$27,479
Common equity per share(2)	$20.53	$19.80
Common equity per share (pre-tax)(2)	$22.17	$21.19
(1)	Includes properties and entities held through joint ventures and associates
(2)	Non-IFRS measure. See definition under “Basis of Presentation”

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CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Six Months Ended
(US Millions)	6/30/13	6/30/12	6/30/13	6/30/12
Commercial property revenue	$569	$549	$1,135	$1,057
Direct commercial property expense	225	207	442	403
Interest and other income(1)	24	20	64	42
Interest expense
Commercial property debt	155	152	311	290
Capital securities	8	12	18	26
Administrative expense(1)	56	41	98	81
Income (loss) from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes	149	157	330	299
Fair value gains (losses), net	292	167	463	460
Share of net earnings from equity accounted investments(2)	69	21	90	68
Income (loss) from continuing operations before income taxes	510	345	883	827
Income taxes	35	77	98	157
Income (loss) from continuing operations	475	268	785	670
Income (loss) from discontinued operations	-	(7)	-	(2)
Net income (loss)	475	261	785	668
Non-controlling interests	34	44	69	99
Net income (loss) attributable to common shareholders	$441	$217	$716	$569

(1)	The current quarter includes an investment gain of $5 million in interest and other income and a non-recurring charge of $14 million related to a possible litigation settlement in administrative expense
(2)	Includes valuation gains of $43 million and losses of $(6) million, respectively, for the three months ended June 30, 2013 and June 30, 2012, and gains of $40 million and $16 million, respectively, for the six months ended June 30, 2013 and June 30, 2012

	Three Months Ended		Six Months Ended
	6/30/13	6/30/12	6/30/13	6/30/12
Net income (loss) per share attributable to common shareholders - basic
Continuing operations	$0.83	$0.41	$1.34	$1.07
Discontinued operations	-	(0.01)	-	(0.01)
	$0.83	$0.40	$1.34	$1.06
	Three Months Ended	Six Months Ended
	06/30/13	06/30/12	06/30/13	06/30/12
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations	$0.78	$0.39	$1.26	$1.00
Discontinued operations	-	(0.01)	-	-
	$0.78	$0.38	$1.26	$1.00

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Reconcilation to funds from operations

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Net income (loss) attributable to common shareholders	$441	$217	$716	$569
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(292)	(167)	(463)	(460)
Fair value adjustments in net earnings from equity accounted investments	(43)	6	(40)	(16)
Amortization of lease incentives(1)	2	-	2	-
Non-controlling interests in above items	22	26	44	63
Income taxes	32	77	92	157
Discontinued operations(2)	-	12	-	12
Funds from operations	$162	$171	$351	$325
Preferred share dividends	(20)	(16)	(40)	(33)
FFO attributable to common shareholders	$142	$155	$311	$292
Weighted average common shares outstanding - diluted	509.5	508.3	509.2	508.3
FFO per diluted share(3)	$0.28	$0.30	$0.61	$0.57
(1)	FFO definition has been revised on a prospective basis to include the add-back of lease incentive amortization in accordance with NAREIT and REALpac FFO definitions
(2)	Reflects fair value and other (gains) losses net of income taxes
(3)	The calculation of FFO per diluted share includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion commercial Property net operating income

	Three Months Ended		Six Months Ended
(US Millions)	6/30/13	6/30/12	6/30/13	6/30/12
Commercial property revenue	$569	$549	$1,135	$1,057
Direct commercial property expense	225	207	442	403
Commercial property net operating income	$344	$342	$693	$654

TOTAL RETURN

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Funds from operations	$162	$171	$351	$325
Fair value gains, net of non-controlling interests	313	135	459	413
Preferred share dividends	(20)	(16)	(40)	(33)
Total return	$455	$290	$770	$705
Total return per diluted share(1)	$0.89	$0.57	$1.51	$1.39
(1)	The calculation of total return per diluted share includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

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